EXHIBIT 99.19
-------------

AT THE TRUST
Robert G. Higgins                          Karen Dickelman
Vice President, General Counsel            Director, Investor Relations
312/683-5539                               312/683-3671
bhiggins@banyanreit.com                    ir@banyanreit.com


FOR IMMEDIATE RELEASE
MONDAY, AUGUST 14, 2000



                   BANYAN STRATEGIC REALTY TRUST APPOINTS
                   LARRY SCHAFRAN AS INTERIM PRESIDENT/CEO

CHICAGO, AUGUST 14, 2000 - Banyan Strategic Realty Trust (Nasdaq:BSRTS) today announced that its Financial Advisory Committee of the Board of Trustees has appointed independent trustee Larry Schafran as interim president and chief executive officer. Mr. Schafran replaces Leonard G. Levine.

During the first quarter 2000 Banyan's Board of Trustees formed the Financial Advisory Committee comprised entirely of the independent trustees to evaluate strategic alternatives and engaged CFC Advisory Services, an affiliate of Cohen Financial, a Chicago-based real estate investment banking firm, to serve as its advisor. In the process of exploring and evaluating strategic alternatives designed to maximize shareholder value, the committee and its advisor held preliminary discussion with Banyan's President, Leonard G. Levine regarding a potential acquisition of the Trust's assets by a group headed by Mr. Levine. These discussions were subsequently terminated when the Financial Advisory Committee concluded that, in its, view, Mr. Levine engaged in conduct which constitutes a breach of his duty of loyalty and a breach of his employment contract. On July 28, 2000, the committee announced that as part of its continuing review, it authorized Cohen Financial to initiate a marketing effort designed to solicit bids for the Trust's properties in whole, bulk sales or individually. There is no assurance that any transaction will materialize.

On August 14, 2000 Banyan exercised its rights under the employment agreement with Mr. Levine, by suspending him and placing him on leave from his position as president. Banyan also initiated an arbitration proceeding in which it contends that certain actions taken by Mr. Levine constitute "just cause" for terminating his employment agreement. Banyan is also evaluating whether to file a lawsuit against Mr. Levine. Pending a final ruling by an arbitrator or a court, Banyan will comply with the employment agreement including the compensation provisions.

To replace Mr. Levine, the Board of Trustees has appointed Larry Schafran, an independent trustee, to the position of interim chief executive officer.

Mr. Schafran is an experienced real estate investor and executive. Mr. Schafran has had extensive experience with the sale and liquidation of large sale real estate portfolios. Mr. Schafran was largely responsible for the sale of Penn Central's real estate assets in metropolitan New York while associated with The Palmieri Company, Inc. Mr. Schafran also serves on the board of directors of three other public companies. The board has formed a committee to discuss and negotiate a compensation package for Mr. Schafran.

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns primarily office and flex/industrial properties. These properties are located in certain major metropolitan areas of the Midwest and Southeastern United States, including Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama, Louisville, Kentucky, Memphis, Tennessee, and Orlando, Florida. The Trust's current portfolio consists of 27 properties totaling 3.5 million rentable square feet. As of this date, the Trust has 14,202,414 shares of beneficial interest outstanding.



              SEE BANYAN'S WEBSITE AT http:www.banyanreit.com.

           For further information regarding Banyan free of charge of via fax, dial 1-800-PRO-INFO and enter "BSRTS".

                                  - END -